Filed by Reynolds American Inc.

Commission File No. 1-32258

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lorillard, Inc.

Commission File No. 001- 34097

Date: September 5, 2014

Explanatory Note: This Form 425 contains the transcript of the question and answer portion of a presentation given by Susan Cameron of Reynolds American Inc. on September 4, 2014. The presentation slides and transcript of the presentation have been filed on a separate Form 425 today.

Q: I just had a question on the cigarette category. You alluded to the fact that consumers seem to be moving toward smokeless products and it seems there are 2 things coming from this one. I think the cigarette categories seem to be declining a little bit faster than historically, and then companies such as yourself, are investing behind the technologies. So I was curious on your thoughts on how this could impact cigarette category pricing going forward. We’ve seen some pretty good pricing in the market recently after a period of higher promotional activity. So just curious about how you thought this would evolve over the next several years.

A: Sure. I mean we’re seeing that the decline in the cigarette category which actually was a little higher in the first half is actually, we’re now predicting about 4% for the year. And so that’s lower than the current run rate. We’ve seen some recovery. And I think part of that, you know, part of that is there are broad base economic factors in terms of down in certain segments of our economy where there’s still difficulties. There’s been strong pricing and people are trying alternatives. You know, we know that like 40% of current cigarette smokers would like to try a smoke free alternative that works for them. And the ticket is that works for them, and that’s why we’re very excited about VUSE because VUSE, very different than all other e-cigarettes on the market today, actually satisfies the smoker. What happens currently with many e-cigarettes or I dare say all, is that as you smoke them, they deteriorate and so, you know, you might get the first 40 or 50 puffs are working, and then they degrade. And so that’s why so many people have tried e-cigarettes and they throw them in the bin or they use them when they can’t smoke, and then they go right back. They’ve not found satisfaction. And of course, there are other ways to get satisfaction without burning. There’s SNUS, there’s dip, there’s, you know there’s other, there’s gum, but we’re very excited about VUSE. Because VUSE does satisfy and we tripled the category in Colorado and Utah, so people are trying. It’s experimental. It’s way too early to say how many people will switch. How many people will dual use. How many people will, you know, where will they land. I think we’re well positioned to cross the categories.

Q: Kind of playing off that, the success of VUSE notwithstanding, it seems there has been a shift towards some of these refillable type of, you know, vaporizer products. So I was just curious as to your thoughts on the future of that category. Obviously, FDA regulation is in its infancy so that is going to play a factor going forward as well as innovation in development around some of the existing products on the market. So I’m just curious about how you felt about that and your position with VUSE and how you can build off of that platform and go in the direction the consumer seems to be going.

A: I think that what you’ve seen is as consumers have tried a lot of these e-cigarettes that aren’t satisfying, this has driven a lot of the growth of what we call tanks. Right, now they’re not, some of them really are tanks, and it looks like it’s on your back like a scuba, but a lot of them actually look like a big pen. They are little pipes. The growth of those is driven by the consumer’s desire to get satisfaction. If you’re not getting satisfaction out of the e-cigarette format because you’re not getting the nicotine that you want, then if you go to those tanks, you can figure out how much nicotine you want, right. You fill it yourself. With little bottles of what they call e-juice. Our position is really that these open tanks are really not appropriate. And the reason for that is because people can put whatever they want to in those tanks and this is a lot of the public outcry. People are putting a lot of things other than nicotine into these pipes.

Second of all, if you really load a lot of nicotine into a pipe and there is nothing to stop a kid from picking it up, this is not good. Right. So we believe that closed systems are the way that regulators should evolve.

And a closed system means that you know this will only talk to this part which means you don’t fill it yourself. You are not in the pharmacy business. You are buying a product that is already put together for you. And you have an understanding of what are the standards of nicotine that I am getting because you should have some control over that. If I look at Colorado, so these tanks have really only grown this year. They have sort of taken off in the vapor shops. It’s all about tanks and flavors and e-juice and all these things, but if you look at Colorado where VUSE has been in distribution since last July, we have not seen the growth of those tanks; nowhere near what we have seen in other States. And I attribute that to the fact that if you are getting satisfaction from a closed system that that’s a much better way than filling your tank and dealing with juice and wiping the wicks, and that whole palava, so VUSE rolls out nationally, I will be really interested to see what happens in that tank space. And how many people really want that whole experience or they just want to be satisfied, and I think VUSE gives them a more convenient way to do that.

Yes.

Q: (Inaudible.) I am thinking about a period of low inflation, stagnant income growth, how does your business model work if you have to keep taking pricing and you’ve got these other pressures that are going in the other direction?

A: You know I think if you look at the elasticity of tobacco—and I’m going back decades—that .35 hold, and this category, certainly the cigarette category, has been declining for decades and, you know, it is sort of unique in terms of the loyalty of this category is greater than any other package good. Now mind you, it is not consumed by the percent of the population but the loyalty is very high and so as you can see, the tobacco companies in this space have continued to perform very well over the last decade despite the ups and downs of the economy. I think also being very mindful of how to be productive within your controllable space is important. And part of this transaction looking forward, of course, adds more synergy. It adds cost-saving opportunities and it offers for us revenue growth opportunities as we balance the portfolio on a geographic basis, so I feel comfortable.

Q: You mentioned the strength of the Grizzly brand, which has done very well gaining share within the smokeless category, the moist smokeless category, within the past several years. Your main competitor has been fairly aggressive on reducing price gaps. It sounds like they’re going to continue along that path, particularly on one specific brand. I was just curious if there’s anything you’ve been doing specifically in light of this action, anything you need to do, or the brand strength or equity in Grizzly is strong enough to plug along and gain share.

A: I think certainly the competitive activity in moist is, is, has built and yes, we’re battling it out out there, and Grizzly obviously competes. Its donors have always come from Skoll, some from Copenhagen and, of course, there’s a lot of price support out there on the other side. I think what’s interesting, you know, we bought American Snuff Company in 2006, -7 and Grizzly was 16 a share and today it’s 31.4 a share, so I think it has demonstrated its strength. And always you’re trying to balance investing in those brands through promotion while growing margin and earnings. So we will continue to walk that balance. Yes, but there are different prices and promotions going on, you know, in every other state out there, and you know, this is probably not a big moist state, here in Massachusetts, but you know, there are places where Moist is a very big category and if you walked in and looked in a convenience store at the promotion rack of dip, it’d be a little startling, but never mind, we’re all out there fighting it out, but Grizzly is strong. It has good demographics. We’ve doubled it in whatever it’s been, 8 years, so I feel good about Grizzly.

I see one. Oh, here’s one and there’s one.

Q: Hi, could we hear your thoughts on the thought of menthol regulation?

A: As you can imagine, when we looked at this transaction and the timing of the transaction, this was one of the risks that was heavily discussed by all the Boards of the parties involved. Our view was the following: that there simply is no science to support menthol regulation and the FDA is bound to use science to regulate whatever regulations they come out with. The other thing is that whatever path would be taken, that it will take 3 to 5 years. Aside from that, if any of you, if you follow the space, the conflict lawsuit, which the industry won, which basically said that the Committee that advised the FDA on menthol regulation was conflicted because half of its members are, you know, 3 or 4 of its members actually worked for Glaxo. So this really was not an objective panel, which was what the TPSAC was supposed to be. And that lawsuit then said that the FDA cannot take any of what TPSAC prepared in forming their report on menthol regulation. And so that has to be, there has to be significant distance between the FDA review and the TPSAC Review. We also then said, what happens if there is regulation? What could it be? And we obviously landed on the fact that the science actually would prevail. But let’s just say what would they do? We came to the conclusion they would never ban menthol in this country. You know, this is our opinion, but, because the black market would be enormous and it would come in here from everywhere and then what sort of safety and regulation do you have on the product? Where does the tax base go for the government? And if they decided to step down menthol, we know that consumers will come with you. If any of you cover Europe, the tar and nicotene have gone in Europe from 18 to 10, and they did that over three years and the consumer stayed with the brand and came down the tar with you, and it happens, Newport has the lowest level of methol in the US market today. So Newport already starts at a level of menthol that is lower than many of the other brands. So, at the end of the day, we decided that we would accept this menthol risk and that the science we believe will prevail.

Q: Hi, I’m wondering what your plans are for Natural American Spirit going forward, and why is it strategic for you over the long-term, maybe you can give us some vision on where you’re heading with that brand, thank you?

A: Sure, thank you. Natural American Spirit again, you know, we bought that company I guess, 12 years ago, and it had 3/10ths of a share point, today it’s at 1.6. I think this year we will make what we paid for it for the whole Company, we will make it this year, so the beauty of Natural American Spirit it has very strong demographics, it has a very strong super premium price, the margins are 50%, it’s our highest margin cigarette in the portfolio, and of course, if the category is declining 4% per year and Natural American Spirit continues to grow in double digits, it’s also obviously growing our total market share. So we’ve continued to expand the distribution of Natural American Spirit. We’re continuing to launch line extension and ranges in packaging for Natural American Spirit, and it has seen some expansion overseas. It starts to have if you fly overseas you’ll start, you’ll see a little more in duty free of Natural American Spirit and we’ll keep you posted on those details, obviously that’s not a big component of our business model today, but we think Natural American Spirit interestingly when you do research in other places it attracts the exact same profile of a very global minded consumer. So, I think we’ll continue to see NAS growth and will continue to invest in that equity and that differentiation that it has from any other products on the market today.

[Announcer]

I think we’re going to have to stop there and move over to the break up room. Thank you Susan for your presentation today.

[Susan]

Thank you, thanks everybody.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication that are not historical in nature, including financial estimates and statements as to regulatory approvals and the expected timing, completion and effects of the proposed transactions (the Proposed Transactions), relating to the consummation of the previously announced Proposed Transactions with Reynolds American, Lorillard, Inc. (Lorillard), Imperial Tobacco Group PLC (Imperial) and British American Tobacco p.l.c., constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the Proposed Transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements or could result in the failure of the Proposed Transactions to be consummated or, if consummated, could have an adverse effect on the results of operations, cash flows and financial position of Reynolds American, are the following: the failure to obtain necessary shareholder approvals for the Proposed Transactions; the failure to obtain necessary regulatory or other approvals for the Proposed Transactions; the failure to satisfy required closing conditions or consummate the Proposed Transactions in a timely manner; the occurrence of any event giving rise to the right of a party to terminate a Proposed Transaction; the obligation to consummate the Proposed Transactions even if financing is not available or is available on terms other than those currently anticipated, including financing less favorable to Reynolds American than its current commitments, due to the absence of a financing condition in connection with the Lorillard transaction; the possibility of selling the brands and other assets currently expected to be divested or which otherwise might be divested on terms less favorable than the Imperial transaction, due to the absence of a condition in connection with the Lorillard transaction that the Imperial transaction be consummated; the obligation to consummate the Proposed Transactions even if there are adverse governmental developments with respect to menthol in cigarettes; the possibility of management distraction as a result of the Proposed Transactions; the failure to realize projected synergies and other benefits from the Proposed Transactions; Reynolds American’s obligations to indemnify Imperial for specified matters and to retain certain liabilities related to the divested brands and other assets; and the effect of the announcement of the Proposed Transactions on the ability to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on operating results and businesses generally. Discussions of additional risks, contingencies and uncertainties are contained in Reynolds American’s and Lorillard’s filings with the Securities and Exchange Commission (the SEC).

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, Reynolds American is under no obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

Reynolds American will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Reynolds American and Lorillard that also constitutes a prospectus of Reynolds American. Reynolds American and Lorillard plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the Proposed Transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REYNOLDS AMERICAN, LORILLARD, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American by contacting Reynolds American Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336)741-5165 or at Reynolds American’s website at www.reynoldsamerican.com, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336)335-7000 or at Lorillard’s website at www.lorillard.com.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Reynolds American and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Reynolds American and stockholders of Lorillard in respect of the Proposed Transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Reynolds American and stockholders of Lorillard in connection with the Proposed Transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Reynolds American’s directors and executive officers is contained in Reynolds American’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC.